Exhibit 99.1

Neptune Reports Fiscal Second Quarter 2022 Financial Results

Revenue Totaled $15.7 Million, a 27% Increase from Q1, Marking the Third Consecutive Quarter of Sequential Revenue Growth

Announced Strategic Review Plan, Initially Estimated to Yield Annualized Cost Savings of Over $10 Million USD ($12.5 million CAD)

LAVAL, QC, Nov. 15, 2021 /CNW/ - Neptune Wellness Solutions Inc. ("Neptune" or the "Company") (NASDAQ: NEPT) (TSX: NEPT), a diversified and fully integrated health and wellness company focused on plant-based, sustainable and purpose-driven lifestyle brands, today announced its financial and operating results for the three-month period ended on September 30, 2021.

Fiscal Second Quarter 2022 Financial Highlights (all amounts in CAD unless otherwise noted):

  Revenue totaled $15.7 million, an increase of 27% from Q1 and third consecutive quarter of revenue growth.
  Gross profit loss of $1.8 million compared to gross profit loss of $4.7 million, an improvement of $2.9 million from the quarter ended September 30, 2020.
  Gross margin of (9.5%), a 880 basis point improvement from (18.3%) in the prior comparable period.
  Net loss of $14.0 million compared to $22.0 million for the quarter ended September 30, 2020, an improvement of $8.0 million.
  Adjusted EBITDA loss improved $3.5 million or 27% for the quarter ended September 30, 2021 to an adjusted EBITDA loss of $9.5 million compared to $13.0 million for the quarter ended September 30, 2020.

"We are pleased to have delivered 27% revenue growth this quarter from Q1, our third consecutive quarter of revenue growth, primarily driven by strong demand for our cannabis flower products, continued expansion of our Sprout brand into North American retailers and record sales for Biodroga. During the quarter, we more than doubled our market penetration for our Canadian cannabis products to over 1,000 stores where we sell our Mood Ring and PanHash brands," said Michael Cammarata, President and Chief Executive Officer of Neptune Wellness. "We had a record revenue quarter for Biodroga, with sales driven largely by the continued broad demand for our existing turnkey solutions, as well as recent innovations."

Fiscal Second Quarter 2022 Business Highlights

  Appointed Randy Weaver as Interim Chief Financial Officer and John Wirt as General Counsel.
  Launched Mood Ring™ flower product line in Alberta.
  Launched Sprout® products across Metro Inc. grocery stores in Canada and further expanded into new retail chains throughout the region.

Subsequent Events and Business Updates

  Neptune granted U.S. Patent for its unique organic solvent cannabis extraction process.
  Neptune's subsidiary, Biodroga Nutraceuticals, launched a new website and showcased its innovative vitamin pumps and sprays at the 2021 SupplySide West Conference.
  Neptune announced the launch of Mood RingTM branded vape products in the provinces of Ontario, Alberta and British Columbia in November.
  The Company appointed KPMG LLP as its new independent registered public accounting firm, replacing Ernst & Young LLP.

Strategic Review Results

In the first quarter of fiscal year 2022, Neptune formed a Strategic Review Committee to evaluate the Company's business plan, capital deployment, and long-term strategy to identify opportunities to enhance shareholder value. As a result, Neptune has developed a comprehensive action plan to generate immediate and recurring cost savings and focus its efforts towards high-growth projects. We believe the following initiatives will deliver cost savings of over $12.5 million CAD per year and structure Neptune for profitable growth:

  Reallocation of resources towards high-growth and profit areas: Sprout Foods, Biodroga and cannabis.
  Elimination of non-core operations, including immediate personnel reductions and a temporary hiring freeze on non-essential positions.
  Continued commitment to building a culture of improved transparency and accountability.

Mr. Cammarata continued, "Our Strategic Review Committee, Board of Directors and management team have carefully outlined key strategic initiatives to not only continue us on a path of growth, but more importantly a path to profitability. As a result, we will refocus our efforts and resources on our key growth drivers, Sprout, Biodroga, and cannabis. At the same time, we will improve the efficiency of business units through better supply chain agreements, personnel reductions and redistribution of resources previously spent on other pipeline projects. The end result, we estimate, is initial cost savings of approximately $10 million USD ($12.5 million CAD) annually, which is not expected to slow growth."

Conference Call Details

Neptune will host a conference call with management today at 5:00 PM EST. The call will be webcast and can be accessed at www.investors.neptunewellness.com. To listen to the live call, please go to the website at least 15 minutes early to register, download and install any necessary audio software. The webcast will be archived for approximately 90 days.

The unaudited condensed consolidated interim financial statements of Neptune Wellness Solutions Inc., which were prepared in accordance with IAS 34, Interim Financial Reporting of International Financial Reporting Standards ("IFRS"), on a basis consistent with those accounting policies followed by the Corporation in the most recent audited consolidated annual financial statements, and the management discussion and analysis report for the three-month period ended on September 30, 2021 have been filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml, and may also be found on our investor relations website at www.investors.neptunewellness.com. All amounts are in Canadian dollars except if specified otherwise.

Non-IFRS Measures

This news release contains a non-IFRS measure, specifically Adjusted EBITDA. We use Adjusted EBITDA to provide investors with a supplemental measure of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS financial measures.  We believe that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of issuers. Management also uses this non-IFRS measure in order to facilitate operating performance comparisons from period to period, prepare annual operating budgets and assess our ability to meet our capital expenditure and working capital requirements. Adjusted EBITDA is not recognized, defined or standardized measures under IFRS. Our definition of Adjusted EBITDA will likely differ from that used by other companies (including our peers) and therefore comparability may be limited. Non-IFRS measures should not be considered a substitute for or in isolation from measures prepared in accordance with IFRS. Investors are encouraged to review our financial statements and disclosures in their entirety and are cautioned not to put undue reliance on non-IFRS measures and view them in conjunction with the most comparable IFRS financial measures. For more information on our Adjusted EBITDA, please refer to our Management Discussion and Analysis for the quarter.

About Neptune Wellness Solutions Inc.

Headquartered in Laval, Quebec, Neptune is a diversified health and wellness company with a mission to redefine health and wellness. Neptune is focused on building a portfolio of high quality, affordable consumer products in response to long-term secular trends and market demand for natural, plant-based, sustainable and purpose-driven lifestyle brands. The Company utilizes a highly flexible, cost-efficient manufacturing and supply chain infrastructure that can be scaled to quickly adapt to consumer demand and bring new products to market through its mass retail partners and e-commerce channels. For additional information, please visit: https://neptunewellness.com/.

Disclaimer – Safe Harbor Forward–Looking Statements

Forward-looking statements contained in this press release involve known and unknown risks, uncertainties and other factors that may cause actual results, performance and achievements of Neptune Wellness This news release contains "forward-looking information" and "forward-looking statements" (collectively, "forward-looking statements") within the meaning of applicable securities laws. All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates, and projections as at the date of this news release. Any statement that involves discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as "expects", or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "budget", "scheduled", "forecasts", "estimates", "believes" or "intends" or variations of such words and phrases or stating that certain actions, events or results "may" or "could", "would", "might" or "will" be taken to occur or be achieved) are not statements of historical fact and may be forward-looking statements. In this news release, forward-looking statements include, among other things, statements with respect to the Company's strategic review, expected cost savings, expected profitable growth, the success of the Company's action plan,  future increased revenues, expectations regarding expenses, cash needs, cash flow, liquidity and sources of funding,   future expansion plans, initiatives and strategies of the Company, and the Company's performance, growth initiatives, profitability, future product launches and plans and gain in market share.

These forward-looking statements are based on assumptions and estimates of management of the Company at the time such statements were made. Actual future results may differ materially as forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of the Company to materially differ from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors, among other things, include: the ability of the Company to successfully implement its strategic initiative; implications of the COVID-19 pandemic on the Company's operations; fluctuations in general macroeconomic conditions; fluctuations in securities markets; expectations regarding the size of the cannabis markets where the Company operates; changing consumer habits; the ability of the Company to successfully achieve its business objectives and cost cutting plans; plans for expansion; political and social uncertainties; inability to obtain adequate insurance to cover risks and hazards; the ability of the Company to obtain financing on acceptable terms, the adequacy of our capital resources and liquidity, including but not limited to, availability of sufficient cash flow to execute our business plan (either within the expected timeframe or at all); the ability of the Company to obtain financing on acceptable terms, expectations regarding the resolution of litigation and other legal and regulatory proceedings, reviews and investigations; employee relations; and the presence of laws and regulations that may impose restrictions in the markets where the Company operates. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Readers should not place undue reliance on the forward-looking statements and information contained in this news release. The Company assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

Additional information regarding these and other risks and uncertainties relating to the Company's business are contained under the heading "Risk Factors" in the Company's Annual Information Form, and under the heading "Risk Disclosure" in the Company's Management's Discussion and Analysis dated July 15, 2021, for the year ended March 31, 2021, and the Company's quarterly Management's Discussion and Analysis, filed under the Company's profile on SEDAR at www.sedar.com.

Neither NASDAQ nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this release.

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SOURCE Neptune Wellness Solutions Inc.

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%CIK: 0001401395

For further information: Valter Pinto, Managing Director, KCSA Strategic Communications, Neptune@KCSA.com, 212.896.1254

CO: Neptune Wellness Solutions Inc.

CNW 16:15e 15-NOV-21